UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO.1)*

                     National Patent Development Corporation
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    637132101
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Black Horse Capital LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             967,189

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             967,189

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             967,189

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.4%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Black Horse Capital (QP) LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

            291,229

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             291,229

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             291,229

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.6%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Black Horse Capital Offshore Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             222,949

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             222,949

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             222,949

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Black Horse Capital Management LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,258,418

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,258,418

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,258,418

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.1%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Black Horse Capital Advisors LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             222,949

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             222,949

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             222,949

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.3%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Dale Chappell

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,481,367

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,481,367

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,481,367

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             8.3%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Brian Sheehy

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,481,367

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,481,367

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,481,367

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             8.3%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock (the "Common Stock") of National Patent Development Corporation (the "Issuer") beneficially owned by the Reporting Persons identified below as of February 2, 2006, and amends and supplements the Schedule 13G originally filed October 17, 2005 (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are: Black Horse Capital LP, a Delaware limited partnership ("Domestic Fund"), Black Horse Capital (QP) LP, a Delaware limited partnership ("QP Fund"), Black Horse Capital Offshore Ltd., a Cayman Islands exempt company ("Offshore Fund"), Black Horse Capital Management LLC , a Delaware limited liability company ("BH Management"), Black Horse Capital Advisors LLC, a Delaware limited liability company ("BH Advisors"), Dale Chappell, a United States citizen ("Mr. Chappell") and Brian Sheehy, a United States citizen. The Domestic Fund, QP Fund, Offshore Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy shall be collectively referred to herein as the "Reporting Persons."

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          The Domestic Fund beneficially owns 967,189 shares of Common Stock.

          The QP Fund beneficially owns 291,229 shares of Common Stock.

          The Offshore Fund beneficially owns 222,949 shares of Common Stock.

          BH Management beneficially owns the shares held by the Domestic Fund and QP Fund. BH Advisors beneficially owns the shares of Common Stock held by the Offshore Fund.

          Mr. Chappell and Mr. Sheehy are each deemed to beneficially own the 1,481,367 shares of Common Stock owned by BH Management and BH Advisors.

          Collectively, the Reporting Persons beneficially own 1,481,367 shares of Common Stock.

     (b)  Percent of Class:

          Domestic Fund beneficially owns 967,189 shares of Common Stock representing 5.4% of the outstanding Common Stock.

          QP Fund beneficially owns 291,229 shares of Common Stock representing 1.6% of the outstanding Common Stock.

          Offshore Fund beneficially owns 222,949 shares of Common Stock representing 1.3% of the outstanding Common Stock.

          BH Management beneficially owns 1,258,418 shares of Common Stock held by the Domestic Fund and QP Fund representing 7.1% of the outstanding Common Stock.

          BH Advisors beneficially owns 222,949 shares of Common Stock held by the Offshore Fund representing 1.3% of the outstanding Common Stock.

          Mr. Chappell and Mr. Sheehy each beneficially own the 1,481,367 shares of Common Stock collectively owned by BH Management and BH Advisors representing 8.3% of the outstanding Common Stock.

          The Reporting Persons collectively beneficially own 1,481,367 shares of Common Stock representing 8.3% of the outstanding Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Not applicable.

          (ii)  Shared  power to vote or to direct  the vote of shares of Common
                Stock:

                Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 967,189 shares of Common Stock beneficially owned by the Reporting Persons.

                QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 291,229 shares of Common Stock beneficially owned by the Reporting Persons.

                Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 222,949 shares of Common Stock beneficially owned by the Reporting Persons.

          (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                Not applicable.

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 967,189 shares of Common Stock beneficially owned by the Reporting Persons.

                QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 291,229 shares of Common Stock beneficially owned by the Reporting Persons.

                Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 222,949 shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 10.   CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2006

                          BLACK HORSE CAPITAL LP
                          By: Black Horse Capital Management LLC
                              As General Partner


                              By: /s/ Dale Chappell
                                  ------------------------------
                                      Dale Chappell, Managing Member


                          BLACK HORSE CAPITAL (QP) LP
                          By: Black Horse Capital Management LLC
                              As General Partner


                              By: /s/ Dale Chappell
                                  ------------------------------
                                      Dale Chappell, Managing Member


                          Black Horse Capital Offshore Ltd.


                          By: /s/ Dale Chappell
                              -----------------------
                                  Dale Chappell, Director


                          BLACK HORSE CAPITAL MANAGEMENT LLC


                          By: /s/ Dale Chappell
                              ------------------------------
                                  Dale Chappell, Managing Member


                          BLACK HORSE CAPITAL ADVISORS LLC


                         By: /s/ Dale Chappell
                             ------------------------------
                                 Dale Chappell, Managing Member



                          /s/ Dale Chappell
                          -----------------------------
                              Dale Chappell


                          /s/ Brian Sheehy
                          -----------------------------
                              Brian Sheehy